Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of June 30, 2018

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of June 30, 2018

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2018	2017
	(unaudited)
Current assets
Cash and cash equivalents	36,106	36,906
Investment in marketable securities	1,319	3,559
Accounts receivable (net of allowance for doubtful accounts)	43,097	41,009
Other current assets	39,746	41,394
Inventories	13,526	14,244
	133,794	137,112

Long-term investments and other assets
Investments in affiliated companies	13,774	14,839
Investments in other companies	2,186	1,382
Other non-current assets	1,062	939
Deferred income taxes	6,450	8,398
Funds in respect of employee rights upon retirement	9,006	9,627
	32,478	35,185

Property and equipment, net	37,232	39,047

Intangible assets, net	77	38

Goodwill	3,587	3,777

Total assets	207,168	215,159

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands, except share data)	2018	2017
	(unaudited)
Current liabilities
Credit from banking institutions	3	48
Accounts payable	19,059	23,264
Deferred revenues	14,045	12,796
Other current liabilities	27,525	29,644
	60,632	65,752

Long-term liabilities
Liability for employee rights upon retirement	13,245	14,062
Provision for contingencies	513	400
Deferred revenues	612	1,241
Other non-current liabilities	402	475
	14,772	16,178

Stockholders’ equity	124,526	125,790
Non-controlling interests	7,238	7,439
Total equity	131,764	133,229

Total liabilities and equity	207,168	215,159

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2018	2017
	(unaudited)
Revenues:
Location-based services	87,189	81,437
Wireless communications products	33,605	32,010
	120,794	113,447

Cost of revenues:
Location-based services	27,839	27,305
Wireless communications products	32,571	27,879
	60,410	55,184

Gross profit	60,384	58,263
Research and development expenses	2,099	1,768
Selling and marketing expenses	5,482	6,278
General and administrative expenses	22,590	22,391
Other expenses (income), net	(118)	(143)
Operating income	30,331	27,969
Financing income, net	568	841
Income before income tax	30,899	28,810
Income tax expenses	(8,510)	(8,444)
Share in gains of affiliated companies ,net	2,224	4,489
Net income for the period	24,613	24,855
Less: Net income attributable to non-controlling interests	(1,319)	(1,415)
Net income attributable to the Company	23,294	23,440

Basic and diluted earnings per share attributable to Company’s stockholders	1.11	1.12

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars (except share data)
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)
Net income for the period	24,613	24,855
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(13,164)	4,461
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	1,126	-
Reclassification of net gains realized to net income	(29)	-
Other comprehensive loss, net of tax	(12,067)	4,461

Comprehensive income	12,546	29,316
Less: comprehensive income attributable to non-controlling interests	(771)	(1,862)
Comprehensive income attributable to the Company	11,775	27,454

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non- controlling interests	Total
	Number of shares	Share capital amount
US dollars (except for number of shares)
Balance as of January 1, 2018 as previously reported	23,476	1,983	71,550	(9,754)	92,065	(30,054)	7,439	133,229
Impact of change in accounting policy (Note 1E)	-	-	-	-	(2,972)	-	-	(2,972)
As adjusted balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	89,093	(30,054)	7,439	130,257

Changes during 2018
Income for the period	-	-	-	-	23,294	-	1,319	24,613
Other comprehensive loss for the period	-	-	-	(11,519)	-	-	(548)	(12,067)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(972)	(972)
Dividend declared	-	-	-	-	(10,067)	-	-	(10,067)
Balance as of June 30, 2018 (unaudited)	23,476	1,983	71,550	(21,273)	102,320	(30,054)	7,238	131,764

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)
Cash flows from operating activities
Net income for the period	24,613	24,855
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	6,689	6,467
Gain in respect of trading marketable securities	(341)	(67)
Increase (decrease) in liability for employee rights upon retirement	(73)	488
Share in gains of affiliated companies, net	(2,224)	(4,489)
Deferred income taxes	1,819	220
Capital losses (gains) on sale of property and equipment, net	69	(61)
Increase in accounts receivable	(5,754)	(5,517)
Increase in other current assets	(3,979)	(5,811)
Decrease (increase) in inventories	15	(1,464)
Increase (decrease) in accounts payable	(1,863)	1,487
Increase (decrease) in deferred revenues	(1,927)	2,236
Increase (decrease) in other current liabilities	2,854	(1,068)
Net cash provided by operating activities	19,898	17,276

Cash flows from investment activities
Decrease (Increase) in long-term funds in respect of employee rights upon retirement, net of withdrawals	153	(363)
Capital expenditures	(9,982)	(6,749)
Investments in affiliated companies	(1,250)	(97)
Investments in marketable securities	(22,375)	(3,189)
Sale of marketable securities	24,046	2,119
Investments in other companies	(897)	(1,061)
Deposit	(205)	38
Proceeds from loans to affiliated company	3,262	562
Proceeds from sale of property and equipment	216	181
Net cash used in investment activities	(7,032)	(8,559)

Cash flows from financing activities
Short term credit from banking institutions, net	(33)	(7)
Dividend paid	(10,067)	(12,581)
Dividend paid to non-controlling interest	(972)	(752)
Net cash used in financing activities	(11,072)	(13,340)

Effect of exchange rate changes on cash and cash equivalents	(2,594)	652

Net increase (decrease) in cash and cash equivalents	(800)	(3,971)
Balance of cash and cash equivalents at beginning of the period	36,906	31,087
Balance of cash and cash equivalents at end of the period	36,106	27,116

Supplementary information on investing activities not involving cash flows:

In April 2018, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in July 2018.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

A.	Company

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

B.	Basis of presentation

The accompanying condensed consolidated financial statements and related notes should be read in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (“fiscal 2017”).  The condensed consolidated interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) related to interim financial statements.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) have been condensed or omitted pursuant to such rules and regulations. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are necessary to present fairly the results for the interim periods.  All such adjustments are of a normal and recurring nature. Certain reclassifications from the prior year presentation have been made to conform to the current period presentation.

Results of operations for the six and three month periods ended June 30, 2018 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2018.

The consolidated balance sheet as of December 31, 2017 was derived from the audited financial statements at that date but does not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.

C.	Significant accounting policies

Other than described in paragraph E below, there have been no changes in the Company’s significant accounting policies that were disclosed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017. See our Annual Report on Form 20-F for the year ended December 31, 2017, for a discussion of significant accounting policies and estimates.

D.	Stock-based compensation

The Company measures and recognizes compensation expense for cash bonuses to senior employees.  The cash grant described as "Excess Return Cash Incentive" for certain senior employees, in effect for calendar years 2017-2020 and which is based on the company's Stock Yield as compared to the Russell 2000 Index's Yield, is considered as based, or partly based, on the price of the Company’s shares and accordingly, was accounted for in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities". The Company determined that the cash bonus for each of the years 2017-2020, represent separate award with a 1-year requisite service period each.

Accordingly, the awards are measured at the grant date at their fair value and remeasured at the end of each reporting period through settlement, with changes in the fair value recognized as compensation cost over the requisite service period. The compensation expense for each of the years is recognized on a separate basis during the respective requisite service period of each year.

The fair value of the award is estimated using the Monte-Carlo-pricing model. The effect of market conditions is reflected in the fair value measurements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Stock-based compensation (cont.)

The following data and assumptions were used for the measurement at June 30, 2018:

Risk free rates: (*)
Annual rate (%)	0.14
Daily rate (%)	0.00058

Standard deviation:
Russell 2000 daily yields volatility (%)	1.004
The Company common stock daily yields volatility (%)	1.498

Number of iteration	50,000

(*)	The risk free rates used in the model are the risk free rates for 0.50 years non linked deposits, taken from "Mirvah Hogen" data base for June 2018.

The total fair value estimation of the cash incentive valuation was approximately US$ 82 thousand.

During the six month period ended June 30, 2018, the Company recorded expenses in the amount of US$ 43 thousand.

E.	Recently issued accounting pronouncements

Accounting Standard Update 2014-09, “Revenue from Contracts with Customers”

Commencing January 1, 2018 the Company adopted Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

 An entity should apply the amendments in ASU 2014-09 using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

In accordance with an amendment to ASU 2014-09, introduced by Accounting Standard 2015-14, “Revenue from contracts with Customers – Deferral of the Effective Date”, for a public entity, the amendments in ASU 2014-09 became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company).

The Company has established a process of evaluation of the impact of ASU 2014-09 on its revenue streams and selling contracts and transactions, if any, and on its financial reporting and disclosures, business processes, systems and controls. In such evaluation, management has considered, among other things, the opinion of third party professional accounting advisors.

Based on its evaluation, management concluded that the standard did not have significant effect on the timing of recognizing revenues from SVR services subscription fees, as such services are recognized monthly, or on the timing of recognizing revenues from sales of wireless communications products. However, the standard affected the timing of revenues from certain warranty services related to wireless communications products that the Company provides for periods beyond the period required by law (i.e. one year). Under the previous GAAP, such revenues were regarded as standard warranties as they are not separately priced and the company’s business practice is to provide a three-year warranty as a standard to certain customers.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Recently issued accounting pronouncements (cont.)

Accounting Standard Update 2014-09, “Revenue from Contracts with Customers” (cont.)

Under the new guidance, the warranty services exceeding one year are considered as a separate performance obligation (‘a service-type warranty’) and a portion of the transaction price, is allocated to such service, based on the standalone selling price of the warranty. The total amount of revenue recognized from these contracts will not change. However, the revenue allocated to the warranty services is deferred and recognized over the related warranty period on a straight-line basis.

As a result of the above change the company recorded deferred revenues related to the service type warranty as a cumulative adjustment to retained earnings in an amount of approximately US$3 million (net of tax) as of January 1, 2018.

In addition, management has determined that the previous accounting treatment of deferred installation expenses, prepaid and similar expenses will not change significantly, as such expenses are considered under the new guidance as incremental costs of obtaining contracts which are expected to be recovered, Accordingly, they are accounted for as an asset as before.

Accounting Standards Update 2016-02, "Leases"

In February, 2016, the FASB issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company). Early application is permitted for all public business entities upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The Company is in the process of assessing the impact, if any, of ASU 2016-02 on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04").

ASU 2017-04 eliminate Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the new guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Management does not believe that the provisions of ASU 2017-04 will have a significant effect on its consolidated financial statements.

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.

ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates.

Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances.

ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

ASU 2016-13 is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (cont.)

Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Company is in the process of assessing the impact, if any, of ASU 2016-13 on its consolidated financial statements.

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

In August 2017, the FASB issued ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. (ASU 2017-12)”

ASU 2017-12, amends the hedge accounting recognition and presentation requirements in ASC 815 in order to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.

ASU 2017-12 eliminates the concept of separately recognizing periodic hedge ineffectiveness for cash flow and net investment hedges. Accordingly, the impact of both the effective and ineffective components of a hedging relationship will be recognized in the same financial reporting period and in the same income statement line item. Also, the guidance in ASU 2017-12 includes certain targeted improvements to existing guidance on quantitative and qualitative assessments of initial and ongoing hedge effectiveness.

The transition guidance in ASU 2017-12 requires an entity to apply the amendments using a modified retrospective approach to hedging relationships that exist as of the date of adoption by recording a cumulative-effect adjustment to the opening balance of retained earnings as of the most recent period presented. Entities must apply the new and modified disclosure requirements prospectively from the date of adoption.

For public business entities, the guidance in ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted, including in an interim reporting period. If adopting the guidance in an interim reporting period, an entity must reflect the effect of the adoption as of the beginning of the fiscal year that includes the interim reporting period in which the guidance is adopted.

The Company is evaluating the impact of the amendments on its consolidated financial statements.

F.      Reclassified Amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have material effect on the reported results of operations, shareholder’s deficit or cash flows.

NOTE 2	-	EVENTS DURING THE REPORTING PERIOD

In February 2018, the Company declared a dividend in the amount of US$ 0.24 per share, totaling approximately 5 million US$ (NIS 17.8 million).  The dividend was paid in April 2018.

In April 2018, the Company declared a dividend in the amount of US$ 0.24 per share, totaling approximately 5 million US$ (NIS 18.2 million).  The dividend was paid in July 2018.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 3	-	SEGMENT REPORTING

A.	General information:

The operations of the Group are conducted through two different core activities: Location- Based Services and Wireless Communications Products.  These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Location-based services:

The location-based services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Group provides location-based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location and automatic vehicle identification. The Group sells products to customers in Israel, United States and others.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Six month period ended June 30, 2018 (unaudited)
Revenues	87,189	33,605	120,794
Operating income	29,433	898	30,331
Expenditures for assets	6,802	282	7,084
Depreciation and amortization	4,517	218	4,735

Six month period ended June 30, 2017 (unaudited)
Revenues	81,437	32,010	113,447
Operating income	25,487	2,482	27,969
Expenditures for assets	2,846	250	3,096
Depreciation and amortization	4,847	133	4,980

As of June 30, 2018 (unaudited)
Assets	77,364	17,666	95,030
Goodwill	1,645	1,942	3,587

As of December 31, 2017
Assets	95,384	17,192	112,576
Goodwill	1,732	2,045	3,777

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 3	-	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

The evaluation of performance is based on the operating income of each of the two reportable segments.

Accounting policies of the segments are the same as those described in the accounting policies applied in the consolidated financial statements.

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

Financing expenses, net, other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)
Total revenues of reportable segment and consolidated revenues	120,794	113,447

Operating income
Total operating income for reportable segments	30,331	27,969
Unallocated amounts:
Financing income, net	568	841
Consolidated income before taxes on income	30,899	28,810

	US dollars
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)
Other significant items
Total expenditures for assets of reportable segments	7,084	3,096
Unallocated amounts	2,717	3,159
Consolidated total expenditures for assets	9,801	6,255

Total depreciation and amortization for reportable segments	4,735	4,980
Unallocated amounts	1,954	1,487
Consolidated total depreciation and amortization	6,689	6,467

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 3	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals (cont.):

	US dollars
	June 30,	December 31,
(in thousands)	2018	2017
	(unaudited)
Assets
Total assets for reportable segments (*)	98,617	116,353
Other unallocated amounts:
Current assets	68,350	59,412
Investments in affiliated and other companies	15,960	16,221
Property and equipment, net	15,005	15,092
Other unallocated amounts	9,236	8,081
Consolidated total assets (at period end)	207,168	215,159

(*)	Including goodwill.

E.	Geographic information

	Revenues
	US dollars
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)
Israel	62,410	56,859
United States	4,184	4,040
Brazil	45,198	42,333
Argentina	6,307	7,906
Others	2,695	2,309
Total	120,794	113,447

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (cont.)

NOTE 3	-	SEGMENT REPORTING (cont.)

E.	Geographic information (cont.)

	Property and equipment, net
	US dollars
	June 30,	December 31,
(in thousands)	2018	2017
	(unaudited)
Israel	16,580	16,757
United States	169	118
Brazil	17,813	17,969
Argentina	2,670	4,203
Total	37,232	39,047

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During the six month periods ended June 30, 2018 and 2017, there were no sales exceeding 10% of total revenues to any of the Company's customers.

NOTE 4	-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As such, fair value is a market based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, the fair value accounting standard establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

In determining fair value, companies are required to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as to consider counterparty credit risk in the assessment of fair value.

The Company’s financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of June 30, 2018 and December 31, 2017:

	US Dollars
	June 30, 2018
(in thousands)	Level 1	Level 2	Level 3

Trading securities	1,319	-	-
Derivatives designated as hedging instruments	-	845	-
Total	1,319	845	-

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

	US Dollars
	December 31, 2017
(in thousands)	Level 1	Level 2	Level 3

Trading securities	3,559	-	-
Derivatives designated as hedging instruments	-	(580)	-
Total	3,559	(580)	-

NOTE 5	-	SUBSEQUENT EVENTS

A.	On July 24, 2018 the company announced the acquisition of the majority of the shares of Road Track Holding S.L, a telematics’ company operating primarily in the Latin American region.

The company will pay the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million will be paid in cash, through a debt facility provided by the companies lending bank. An additional $12 million will be paid in the company shares. The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who will remain with the company through the end of that period. The final acquisition price may be subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Following three years of joint operations, the company will purchase the remainder of Road Track’s shares at a price based on a valuation that will be made at that time.

On September 13, 2018, the company issued a press release announcing the closing of the aforementioned acquisition of the majority of the shares of Road Track Holding S.L.A

B.	In August 2018, the Company declared a dividend in an amount of US$ 5 million. The dividend will be paid in October 2018